December 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Jill Davis
                Branch Chief

Re:	Puda Coal, Inc. Registration Statement on Form SB-2 File No. 333-130380

Dear Ms. Davis:

On behalf of Puda Coal, Inc. (the “Registrant”), we are below responding to the questions the Staff of the Securities and Exchange Commission asked the Registrant in a telephone call on Wednesday, November 29, 2006.

For your convenience, we have repeated each comment from our November 29th call immediately prior to our response below.

STAFF’S QUESTIONS

Provide the revenues and earnings of Resources Group generated from the three business areas that are not related to coal washing (coal mining, car dealerships and real estate) vis-à-vis the revenues and earnings generated from the business that is related to coal washing for 2005 and nine months of 2006 if available.

As stated in the Registration Statement, Resources Group’s activities include coal mining, real estate and car dealerships. Resources Group has advised the Registrant that revenues for the full year 2005 and the first nine months of 2006 are as follows:

	Coal Mining	Real Estate	Car Dealerships	Total
2005 revenue(s) (000 US$)	$40,316.98	$21,218.21	$9,195.06	$70,730.25
First nine months of 2006 (000 US$)	$59,240.57	$23,574.09	$10,508.62	$93,323.28

Although Resources Group’s revenue from coal mining was approximately 57% and 63% of total revenue for 2005 and the first nine months of 2006, respectively, a substantial portion of its revenues were from non-coal mining activities as indicated above, and the Registrant purchased no coal from Resources Group. Moreover, Shanxi Coal paid only $24,000 in equipment and office rental expense to Resources Group in 2005 and $570,000 in interest and $6,295 in rental expense in the first nine months of 2006, in each case, well less than 1% of Resources Group’s aggregate revenues.

Provide the revenues from the coal sold by Jucai Coal to the registrant vis-à-vis the revenues from the coal sold by Jucai Coal to the parties that are not related to the registrant in 2005 and the first nine months of 2006.

Jucai Coal has advised the Registrant that revenues of Jucai Coal for the full year 2005 and the first nine months of 2006 were $36,377,000 and $39,623,000, respectively.

In 2005 and for the first nine months of 2006, Shanxi Coal purchased $4,367,000 and $12,321,000 of coal, respectively, from Jucai Coal, and, accordingly, Shanxi Coal purchases accounted for 17% and 33% of Jucai Coal revenues for the two periods, respectively. The remainder of Jucai Coal’s business in each period was from third parties.

Although revenue is not one of the criteria cited in FIN 46(R) to determine if an entity is a variable interest entity, the revenue figures cited above support the conclusion made in our previous response letter of November 2, 2006 that most of the Jucai Coal and Resources Group revenues are from entities other than Shanxi Coal or other members of the consolidated group and neither Jucai Coal nor Resources Group is a variable interest entity. Also, there are no arrangements which would obligate Shanxi Coal or any other consolidated entity to absorb any of the losses or benefit from any profits or residual returns of Jucai Coal or Resources Group. Consequently, the Registrant strongly believes that consolidation of either of these entities into the Registrant’s financial statements would be inappropriate.

Does the resignation of Mr. Yao Zhao have any impact on the FIN 46 analysis and why?

We do not believe that the resignation of Mr. Yao Zhao has any impact on the FIN 46 analysis because he will remain as manager of the coal washing plants and therefore will still be making decisions regarding Shanxi Coal that will influence that company’s success. Also, he did not give up any of his equity interests in Puda Coal, so he will still be indirectly receiving the benefits and absorbing the losses of Shanxi Coal, as explained in the November 2, 2006 response letter to the Staff.

Pursuant to the Exclusive Option Agreement, under what facts and circumstances can Taiyaun Putai Business Consulting Co. Ltd. (“Putai”) exercise the option to acquire Shanxi Coal and under what facts and circumstances can the two shareholders of Shanxi Coal exercise the option to compel a decision to acquire Shanxi Coal? Who is the beneficiary of the Exclusive Option Agreement and how does the option to buy Shanxi Coal affect the liability of Registrant as reported in the financial statements?

Pursuant to Section 1.1 of the Exclusive Option Agreement (the “Option”), Putai has the exclusive and irrevocable right to purchase all of the registered capital of Shanxi Coal in its sole and absolute discretion. Neither of the two shareholders of Shanxi Coal has the right to examine the Option. As such, the beneficiary of the Option is Putai. The Option would not result in a liability to the Registrant until exercised by Putai. The exercise will result in a liability to pay for the shares.

In addition, during our call the Staff requested whether the Registrant could review paragraph 5 of FIN 46 to analyze fully each of the paragraph sections with respect to the relationships of the Registrant with each of Shanxi Coal, Resources Group and Jucai. The Registrant believes that it did so in our response letter to the Staff dated November 2, 2006. Please note that in preparing the November 2nd response letter, the Registrant and its accountants reviewed and analyzed the applicability of each of the subparagraphs of paragraph 5 for each of the three noted entities. The analysis and findings are set forth in the November 2nd response letter. For your convenience, we have enclosed a copy of our November 2nd response letter.

We thank the Staff for its continuing courtesies. As you note from the Registration Statement, the Registrant is required to issue penalty shares for each month’s delay in the effectiveness of the Registration Statement. Consequently, the Registrant is willing to promptly provide any additional information the Staff needs or to participate in another call with the Staff in order to expedite the review of the Registration Statement and minimize the number of penalty shares it is required to issue. If the Staff needs any additional information or has any further questions, please do not hesitate to contact me or my colleague, Catherine Pan, who can be reached at 212-847-8671.

Yours very truly,

/s/ Stephen M. Davis

 Stephen M. Davis

cc: Jennifer Goeken
      Carmen Moncada-Terry